MAG SILVER CORP.
Suite 328, 550 Burrard Street
Vancouver, British Columbia  V6C 2B5

INFORMATION CIRCULAR

Dated February 23, 2009

TABLE OF CONTENTS

 Page

SOLICITATION OF PROXIES

PROXIES AND VOTING RIGHTS

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

ELECTION OF DIRECTORS

APPOINTMENT OF AUDITOR

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment and Restatement of the Shareholder Rights Plan

Amendment and Restatement of the Stock Option Plan (2009)

STATEMENT OF EXECUTIVE COMPENSATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

MANAGEMENT CONTRACTS

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

INTEREST OF CERTAIN PERSONS OR COMPANIES  IN MATTERS TO BE ACTED UPON

ADDITIONAL INFORMATION

APPROVAL OF THE BOARD OF DIRECTORS

SCHEDULE “A” – AMENDED AND RESTATED STOCK OPTION PLAN (2009)

MAG SILVER CORP.
INFORMATION CIRCULAR

Dated February 23, 2009

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual and Special Meeting (the “Meeting”) of the shareholders of MAG Silver Corp. (the “Company”) to be held on Tuesday, March 24, 2009 at the time and place set out in the accompanying Notice of Meeting.  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals.  The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies.  Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-851-4179.  The estimated cost of such service is $35,000.  The costs of solicitation will be borne by the Company.

PROXIES AND VOTING RIGHTS

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile, by 2:00 p.m. (Pacific time) on Friday, March 20, 2009 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as “Non-Registered Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders with a request for voting instructions.  Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings unless the Non-Registered Shareholders have waived the right to receive meeting materials.  Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting.  Often the request for voting instructions supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company’s registrar and transfer agent, Computershare, as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”).  Non-Registered Shareholders should follow the instructions provided in the voting instruction form, using one of the described voting methods provided, to vote their shares.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to instruct Broadridge how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Management Proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, there are two kinds of Non-Registered Shareholders - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners (“OBOs”) and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners (“NOBOs”). In accordance with the provisions of National Instrument 54-101, the Company has engaged Broadridge to deliver proxy-related materials directly to its NOBOs.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf.  By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare.  These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to registered shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services Inc. toll free at 1-866-851-4179.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada V6E 0A3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)
by sending another proxy form with a later date to Computershare by 2:00 p.m. (Pacific Time) on or before Friday, March 20, 2009 or the second last business day before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the meeting that you have revoked your proxy; or

(d)	in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, where every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chair; or

(c)	required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote for each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than two-thirds of the votes cast on the resolution will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of January 28, 2009 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

As at February 23, 2009, the Company had 49,210,566 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, only the following shareholder beneficially owns, or controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Fresnillo plc(1)(2)	9,746,193	19.8%

(1)
On December 1, 2008, Fresbal Investments Ltd., a wholly owned subsidiary of Fresnillo plc, announced that it intends to make an offer to the Company’s shareholders to acquire all of the issued and outstanding shares of the Company not owned by Fresnillo plc and its affiliates for US$4.54 per share in cash. The information above has been obtained by the Company from a Fresnillo plc news release dated December 1, 2008.

(2)	The shares in this table are held by Fresnillo plc and its affiliates.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2008 and accompanying auditor’s report will be presented at the Meeting.

ELECTION OF DIRECTORS

The board of directors of the Company presently consists of seven directors.  The term of office of each of the present directors expires at the Meeting.  At the Meeting, the shareholders will consider and, if deemed advisable, pass an ordinary resolution to set the number of Directors at seven and to elect seven Directors for the ensuing year.

The Company’s board of directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management’s nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, as of the date of this Information Circular. The Company’s board of directors recommends a vote “for” the appointment of each of the following nominees as directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations During the Past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Daniel T. MacInnis (5)(8) British Columbia, Canada President, CEO and Director	President and CEO of the Company since February 1, 2005; VP Exploration, Sargold Resources Corp., Sardinia, Italy, a gold exploration company from October 2003 to February 2005; principal of D. MacInnis Exploration and Consulting in Reno, Nevada from July 2004 to February 2005.	February 1/05	75,100
Eric H. Carlson (2)(3)(4) British Columbia, Canada Director	CEO of Anthem Properties Group Ltd. a property development company, since July 1994.	June 11/99	1,125,500
R. Michael Jones (2)(3)(4)(5)(6)(8) British Columbia, Canada Director	President of Platinum Group Metals Ltd. since February 2000, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. since 2006.	March 31/03	201,502
Dr. Peter K. Megaw Arizona, USA Director	President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. de C.V. since 1988, a geological consulting company; consulting geologist for the Company since 2003.	February 6/06	697,021(7)
Jonathan A. Rubenstein (3)(4)(5)(6) British Columbia, Canada Chairman and Director
Practiced law until 1993 and has been a mining executive since that time; formerly a director of Aurelian Resources September 2006 to August 2008; formerly a director of Cumberland Resources Ltd. from 1983 to 2007; formerly a director of Redcorp Ventures Ltd. from 2000 to 2007; formerly a director, Vice President and Corporate Secretary of Canico Resources Corp. from 2002 to 2005.
		February 26/07	Nil
Richard M. Colterjohn(5)(6) Ontario, Canada Director	President and CEO of Centenario Copper, since March 2004; Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002.	October 16/07	10,000
Derek C. White(2)(5)(6) British Columbia, Canada Director
Executive Vice President - Corporate Development of Quadra Mining Limited since September 2007; previously the CFO of Quadra Mining commencing in April 2004; formerly CFO of International Vision Direct Ltd. from January 2003 to February 2004.
		October 16/07	Nil

Notes:
(1)	Information as to the place of residence, principal occupation and shares beneficially owned, or controlled or directed, directly or indirectly, has been furnished by the respective directors.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Special Committee.
(6)	Member of the Company’s Independent Committee.
(7)	Of these holdings, 11,685 shares are held by Minera Cascabel S.A. de C.V., of which Dr. Megaw is a 33.33% owner.
(8)	Member of the Company’s Disclosure Committee, which also includes Frank Hallam, the Company’s CFO.

The Company’s board of directors does not contemplate that any of its nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment and Restatement of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve certain amendments (the “Amendments”) to the Company's shareholder rights plan dated as of August 3, 2007 (the “Rights Plan”).  On February 22, 2009, the board of directors of the Company approved the Amendments in the form of an amended and restated shareholder rights plan agreement (the “Amended and Restated Rights Plan”), provided that the Amendments will not take effect unless and until they are approved by the Toronto Stock Exchange (the “TSX”) and at the Meeting by the shareholders.  If the Amended and Restated Rights Plan is not approved by the shareholders at the Meeting or by the TSX, then the Rights Plan dated as of August 3, 2007 shall continue in full force and effect, unamended.

Rationale of the Rights Plan

The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.  The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the board of directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Rights Plan was approved by the shareholders at a special meeting of shareholders held on January 18, 2008.  The Rights Plan generally provides that if a bidder acquires or announces an intention to acquire more than 20% of the common shares, other than by way of a “Permitted Bid” or with the approval of the board of directors, such bidder would suffer considerable dilution if it proceeds with its bid, thereby making its bid prohibitively expensive.  A more detailed description of the Rights Plan is set out in the Company's management information circular dated December 17, 2007 which was mailed in connection with that special meeting and which can be found under the Company's profile on SEDAR at www.sedar.com.

The Amendments

The principal terms of, and the rationale for, the Amendments are summarized below.  This summary is qualified in its entirety by the full text of the Amended and Restated Rights Plan, a copy of which is available under the Company's profile on SEDAR at www.sedar.com or by request made in writing to the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, or made by phone at (604) 630-1399 or facsimile (604) 484-4710 or email at info@magsilver.com.

Summary of the Amendments

The Amendments allow a bidder who together with its affiliates or associates and joint actors has beneficial ownership of securities of the Company carrying 10% or more of the voting rights attached to all of the Company voting shares (an “Insider”) to proceed with a “Shareholder Endorsed Insider Bid” without triggering the Rights Plan.  This feature is in addition to the ability of an Insider to proceed with a Permitted Bid or with prior approval of the board of directors without triggering the Rights Plan.

A Shareholder Endorsed Insider Bid is a take-over bid made by an Insider by way of take-over bid circular to all registered holders of common shares of the Company, other than the Insider, for all common shares held by them, and in respect of which:

(a)	more than 50% of the common shares held by shareholders (other than the Insider and its joint actors) have been tendered to the take-over bid at the time of first take-up under the take-over bid;

(b)	the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced; and

(c)
immediately prior to or contemporaneously with such first take-up, the Insider makes a public announcement (i) informing shareholders of such take-up and the number and percentage of common shares then owned or controlled by the Insider and its joint actors, and (ii) confirming that the Insider has extended or will extend its take-over bid for not less than 10 business days in order to allow the remaining shareholders to tender their common shares to the bid if they choose to do so.

The requirements for a Shareholder Endorsed Insider Bid are similar to, but not as stringent as, the requirements for a Permitted Bid.  A Permitted Bid must be open for not less than 60 days while a Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time (but will be subject to a minimum bid period of 35 days in accordance with applicable securities laws).  A Permitted Bid must contain an irrevocable minimum tender condition of 50% of the common shares held by shareholders (other than common shares held by the bidder and certain related persons) and an irrevocable provision that if such minimum tender is achieved and common shares are taken up, the bidder must extend the bid for not less than 10 business days.  A Shareholder Endorsed Insider Bid is not required to contain such irrevocable condition and provision at the outset of the bid, rather, it must have achieved such result at the time of first take up under the bid.  The date of first take up under a Shareholder Endorsed Insider Bid must occur not later than the 120th calendar day following the day on which the bid is commenced, while a Permitted Bid is not subject to a similar restriction.

Rationale for the Amendments

The Amendments are not designed to thwart take-over bids by Insiders.  Rather, the Amendments provide Insiders with an additional avenue to proceed with a take-over bid in a manner that is fair and non-coercive to shareholders (in addition to making a Permitted Bid or proceeding with board approval) without triggering the Amended and Restated Rights Plan.

Under Canadian securities laws, where an Insider proceeds with a take-over bid and shareholders holding more than a majority of the common shares reject it, the Insider has the ability to waive any minimum tender condition and take up any common shares that are tendered to the bid.  Because of the Insider's already sizeable share position, it can, by purchasing only a relatively small percentage of additional common shares, take up enough common shares to vest de facto control over the Company in the hands of the Insider without the Insider having had to pay a premium that is sufficient to induce shareholders holding a majority of the common shares not held by the Insider and certain related persons to tender to its bid.  This potentially coercive conduct, if it occurs, could be extremely damaging to both the short-term and long-term financial interests of that large body of shareholders who choose not to tender to the Insider's bid.  Among other things, adopting a coercive strategy of this nature could make it practically impossible for any subsequent competing offer to succeed.  As trading liquidity in the common shares diminishes, the Insider could choose not to acquire further common shares or to time any further acquisition it does elect to proceed with on a basis that may allow it to pay substantially less for the common shares that are not tendered to its bid than for those that were tendered.  A shareholder may feel compelled to tender to a take-over bid which it considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or discounted shares.

In the context of shareholder rights plans, it is common practice in Canada for unsolicited bidders to launch a bid that is not a permitted bid and then apply to Canadian securities regulators for an order that has the effect of rendering the rights plan inoperative in respect of its bid.  Typically, absent compelling unusual circumstances, Canadian securities regulators have been prepared to grant such orders within approximately 45 to 70 days following commencement of the bid, based on the premise that shareholders should not be denied the ability to respond to the bid.

If an Insider does not wish to make a Permitted Bid, the Amended and Restated Rights Plan provides an Insider with the ability to make a bid directly to shareholders and complete a Shareholder Endorsed Insider Bid (on terms less stringent than Permitted Bids) without triggering the Rights Plan and without prior board approval for the bid, and avoid applying to Canadian securities regulators to render the Rights Plan inoperative in a process that is costly for the Company, the Insider and the regulators.  If an Insider applies to Canadian securities regulators for an order that has the effect of rendering the Amended and Restated Rights Plan inoperative despite its ability to complete a Shareholder Endorsed Insider Bid without triggering the Amended and Restated Rights Plan, the board of directors believes that the ability of the Insider to complete a Shareholder Endorsed Insider Bid (which provision was subject to shareholder approval and which allows shareholders to respond directly to the bid through a process that is fair and non-coercive) should allow the Company to make a compelling submission to the regulators to not grant any such order, as described in greater detail below.

Proposed Fresnillo Offer

On December 1, 2008, Fresnillo plc (“Fresnillo”) announced its intention to make an offer to the shareholders for all of the outstanding common shares not owned by Fresnillo and its affiliates for US$4.54 per share through its subsidiary Fresbal Investments Ltd. (the “Proposed Fresnillo Offer”).  The offer price represents a discount of approximately 4.5% to the closing price of the common shares on the NYSE Alternext on the day preceding such announcement and a discount of approximately 20% to the closing price of the common shares on the NYSE Alternext on February 20, 2009.  Fresnillo also announced that it does not intend to amend the offer price based on future discussions with the Company or based upon the results of the formal independent valuation required to be obtained under Canadian securities laws prior to mailing of the Proposed Fresnillo Offer.  Such valuation is required as Fresnillo is an insider of the Company.  Fresnillo is the Company's joint venture partner in the Juanicipio Joint Venture and, together with its affiliates, is the holder of approximately 19.8% of the outstanding common shares.

The Proposed Fresnillo Offer has been widely criticized as being inadequate by analysts and shareholders.  Analyst reports and press articles have referred to the Proposed Fresnillo Offer as “inadequate and opportunistic”, “out of step relative to other recently announced acquisitions”, “at this price a non-starter”, a “classic take-under” bid, rather than a take-over bid, a “stink bid”, and appearing to be “at the low end of the spectrum.”

As discussed above, it is common practice in Canada for an unsolicited bidder to launch a bid that is not a permitted bid and then apply to Canadian securities regulators to render a rights plan inoperative.  Absent compelling unusual circumstances, Canadian securities regulators historically have been prepared to grant such order after a period of time from commencement of the bid that varies depending on the unique circumstances of each bid.  The board of directors is concerned that Fresnillo may follow this practice and then, if the Rights Plan is rendered inoperative by Canadian securities regulators, could choose to adopt the economically injurious coercive strategy described above under “Rationale for the Amendments” in pursuing the Proposed Fresnillo Offer.

The Amendments will allow Fresnillo, an Insider, to make the Proposed Fresnillo Offer directly to the shareholders and without prior consent or approval of the board of directors, and complete a Shareholder Endorsed Insider Bid without triggering the Amended and Restated Rights Plan (on terms less stringent than a Permitted Bid) so that the shareholders will have the ability to decide whether or not to tender to the Proposed Fresnillo Offer through a process that is fair and not coercive.  As discussed above, if Fresnillo chooses not to do so and instead elects to apply to Canadian securities regulators for an order that has the effect of rendering the Amended and Restated Rights Plan inoperative despite its ability to complete a Shareholder Endorsed Insider Bid without triggering the Amended and Restated Rights Plan, the board of directors believes that the ability of Fresnillo to complete a Shareholder Endorsed Insider Bid (which provision was subject to minority shareholder approval and which allows shareholders to respond directly to the bid through a process that is fair and non-coercive) should allow the Company to make a compelling submission to the regulators not to grant any such order.

In effect, by voting in favour of the resolution approving the Amendments, shareholders will be endorsing the following key principles:

(a)
shareholders reject the notion that Fresnillo should be allowed to obtain an order from Canadian securities regulators that renders the Amended and Restated Rights Plan inoperative and then adopt the coercive strategy of taking up common shares under its bid in one or more take-ups so that Fresnillo acquires a sufficient number of common shares to provide Fresnillo with de facto control over the Company even though the price offered by Fresnillo is sufficiently low that at the time of first take up, Fresnillo does not secure enough tenders that result in it owning a majority of the outstanding common shares not owned by Fresnillo or its joint actors at the commencement of the bid; and

(b)
shareholders strongly support the Company opposing any request that may be made by Fresnillo to Canadian securities regulators for an order that renders the Amended and Restated Rights Plan inoperative in respect of Fresnillo's bid, because allowing the Amended and Restated Rights Plan to remain in place will protect shareholders against adoption by Fresnillo of the coercive strategy described above but shareholders will not be deprived of their right to respond to the bid because if holders of more than 50% of the common shares held by shareholders other than Fresnillo and its joint actors tender their shares to that bid, Fresnillo will be free to take up such shares and continue with its bid notwithstanding the continued existence of the Amended and Restated Rights Plan.

The board of directors reaffirms that shareholders do not need to take any action to respond to the announcement of the Proposed Fresnillo Offer.  The board of directors will communicate further with shareholders in due course, including if and when a take-over bid circular containing the Proposed Fresnillo Offer is mailed to shareholders.

The Resolution

The board of directors approved the Amendments on February 22, 2009.  The Rights Plan requires that the Amendments be approved by the affirmative vote of a majority of the votes cast by Independent Shareholders (as defined below) at the Meeting.  The Amended and Restated Rights Plan is also subject to approval of the TSX which is requiring that the Amendments be approved by the affirmative vote of a majority of the votes cast by shareholders at the Meeting.  Accordingly, the voting results at the Meeting will be tabulated to record the results of voting by both the Independent Shareholders and all shareholders.  If the shareholders and the TSX provide the requisite approvals, the Corporation will enter into the Amended and Restated Rights Plan with Computershare as soon as practicable after the obtaining of such approvals.  If such approvals are not obtained, the Rights Plan dated as of August 3, 2007 shall continue in full force and effect, unamended.

For these purposes, “Independent Shareholders” has the meaning set out in the Rights Plan, and generally, such term means holders of common shares other than: (i) a person who is the beneficial owner of 20% or more of the outstanding common shares, subject to certain exceptions; (ii) a person who has announced an intention to make or who has made a take-over bid (including Fresnillo); (iii) associates, affiliates and persons acting jointly or in concert with the persons referred to in (i) and (ii); and (iv) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Company, unless the beneficiaries of the plan or trust direct the manner in which the shares are to be voted or direct whether the shares are to be tendered to a take-over bid.

At the Meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT:

1.
The amendments to the shareholder rights plan of the Company dated August 3, 2007 in the form an amended and restated shareholder rights plan agreement (the “Amended and Restated Rights Plan”) on terms substantially similar to those described in the management information circular dated February 23, 2009 be and are hereby approved.

2.
Subject to approval of the Amended and Restated Rights Plan by the Toronto Stock Exchange, the Company is hereby authorized and directed to execute and deliver the Amended and Restated Shareholder Rights Plan Agreement.

3.
Any one director or officer of the Company be and is hereby authorized and directed to perform all of such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

The board of directors of the Company recommends that the shareholders vote FOR the foregoing resolution.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR this resolution.

Amendment and Restatement of the Stock Option Plan (2009)

The shareholders will be asked to vote for the amendment and restatement of the Company’s stock option plan (2009) at the Meeting, as described below.

The amended and restated stock option plan of the Company (the “Option Plan”) was accepted for filing by the TSX on February 20, 2009, subject to shareholder approval and meeting the requirements of the TSX including the filing of applicable documentation.  On February 22, 2009, the board of directors of the Company approved the Option Plan subject to the receipt of shareholder and regulatory approvals.

The full text of the Option Plan is attached to this Information Circular as Schedule “A”.  The summary of the Option Plan set forth herein is subject to and qualified in its entirety by the provisions of such plan.  Reference should be made to the provisions of the Option Plan with respect to any particular provision described below.

If the Option Plan is approved by the shareholders, such plan would effect certain changes to the existing stock option plan of the Company (the “Existing Plan”) of a general administrative or housekeeping nature, including certain changes to reflect the fact that the Company is now listed on the TSX.  The Option Plan would also amend the Existing Plan in certain other respects, including the following:

•
the Compensation Committee of the board of directors would be entitled to extend the expiry date of any outstanding option (the “Options”) to purchase common shares (the “Shares”) of the Company in the event the Option would otherwise expire during or within ten business days following a blackout period (during which trading of securities of the Company by the holder of Options (the “Option Holder”) is restricted by the Company), to the tenth business day following the date of expiry of such period;

•
the Compensation Committee would be entitled to issue Options during a black-out period at an exercise price per Share equal to the greater of (i) the Market Price (as defined at “Description of Option Plan - Determination of Exercise Price”) at the time of the grant, and (ii) the Market Price at the close of trading on the first business day following the expiry of the black-out period;

•	the Option Plan restricts the grant of Options to insiders, as described at “Limitations on Grants” below; and

•
the Option Plan specifies the types of amendments to the provisions of such plan and outstanding Options that would and would not require shareholder approval, as described at “Amendment Procedure” below.

The purpose of the proposed amendments is to (a) ensure that the procedures set forth in the Company’s option plan are appropriate to assist the Company in providing executives, key employees and consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company’s ability to attract, retain and motivate key personnel, and (b) increase the Company’s flexibility with respect to the administration of the Options, including with respect to the dates during which Options may be granted, vesting and exercise periods and the manner in which Options may be treated.

The Company is required to seek shareholder approval for the amendments to the Existing Plan that are being effected pursuant to the Option Plan as described below at “Approval Required for Proposed Stock Option Plan Amendments”.  The Option Plan, if approved by shareholders, will govern all outstanding options of the Company.  As at February 23, 2009, the Company had 3,253,407 Options outstanding representing approximately 6.6% of the 49,210,566 total Shares issued and outstanding at such date.  Accordingly, 1,667,649 Shares remain available for future stock option awards under the Option Plan, representing 3.4% of the Company’s total Shares issued and outstanding.

Description of Option Plan

If approved by the shareholders of the Company, the effective date (the “Effective Date”) of the Option Plan will be March 24, 2009.  The Option Plan provides that Options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company (each, an “Eligible Person”).  The Committee has the authority to administer the Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee's discretion in the event that it accelerates vesting for any reason).  The board has the ability to revoke any of the powers conferred on the Committee under the Option Plan.  Any reference to the “Committee” in this section of the Information Circular refers to the board and/or such committee of the board to which all or any of the powers of the board have been delegated where the board has revoked any of the powers conferred on the Committee under the Option Plan as described herein.

Limitations on Grants

Under the Option Plan, the number of Shares available for purchase pursuant to Options will not exceed ~~4~~,921,056 Shares.  The maximum number of Options which may be granted to U.S. persons in accordance with Section 422 of the U.S. Internal Revenue Code of 1986, as amended, is limited to 700,000.

No Options will be granted under the Option Plan if, together with any other share compensation arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, exceeding 10% of the issued and outstanding Shares.

Limitations on Option Grants to Non-Employee Directors

As a junior mineral company that is still in the exploration stage, the Company does not have a large number of employees and relies extensively on the input and expertise of its non-employee directors.  In its efforts to attract and retain experienced directors, the Company chooses to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors' incentives with the interests of the Company's shareholders by providing them with the opportunity to participate in the upside that results from their contribution.

While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Company believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Company.  Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of the Company’s stock (compared with more established operating companies) can significantly inflate option value.  The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant.

While the Company does not object to the principle of limiting non-employee director compensation, the Company believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Company intends to continue to evaluate option grants on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Determination of Exercise Price

Options may be granted from time to time by the Committee at an exercise price equal to the “Market Price” of the Shares at the time the Option is granted.  “Market Price” means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the business day immediately preceding the grant date,

(b)
if the Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)
if the Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed, and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length.  The Market Price will in no event be less then the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

For any Options that are granted during a black-out period (during which trading of securities of the Company by an Option Holder is restricted by the Company), the exercise price for each Option would be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.  The Committee believes that this provision, which is not included in the Existing Plan, is necessary to ensure that the Company maintains the flexibility to grant Options to Eligible Persons in accordance with the Company’s regular granting schedule, or as determined by the Committee, while at the same time satisfying the requirements under the TSX rules with respect to the terms of any options that are granted during periods where there is any material undisclosed information about an issuer.

Termination of Options

Each Option will expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person except as otherwise provided in the Option Plan.  The Option Plan provides that where an employee or executive whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options held by (a) former executive will continue to be exercisable for a period of 90 days following the termination date, and (b) a former employee will continue to be exercisable for a period of 30 days following the termination date, subject in each case to the discretion of the Committee to extend such period.  In the event that the employment of an employee or executive is terminated by reason of death or disability, such Option Holder or his or her estate, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option Holder’s employment was terminated by reason of disability, as the case may be, for a period of six months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period.

Where an Option Holder’s employment or term of office is terminated for cause, any Options held by the Option Holder, whether or not exercisable as of the date of termination, will expire and be cancelled on the date that is 30 days following the termination date, subject to the discretion of the Committee to extend such period.

The vesting and exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Transferability

Each Option is personal to the Option Holder and is non-assignable and non-transferable.  No Option granted under the Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Option Plan, the Compensation Committee will be entitled to make any amendments to the Option Plan that are not material.  Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following:

(a)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Option Plan which may be incorrect or incompatible with any other provision thereof;

(c)	a change to provisions on transferability of Options for normal estate settlement purposes;

(d)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e)
changing the vesting and exercise provisions of the Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion;

(f)	changing the termination provisions of the Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Option Plan reserve; and

(h)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Compensation Committee, at its discretion, at any time up to a date determined by the Compensation Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Compensation Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Option Plan will require shareholder approval.  Some examples of material amendments that would require shareholder approval include the following:

(a)	any amendment to the amending provisions of the Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature;

(b)
any increase in the maximum number of Shares available for purchase pursuant to Options other than in accordance with the provision of the Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the Shares in the event of certain capital reorganizations and other transactions;

(c)	any reduction in the exercise price or extension of the period during which an Option granted to an insider may be exercised;

(d)	any amendment to permit the repricing of Options;

(e)	the cancellation and reissue of any Options; and

(f)	any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Approval Required for Proposed Stock Option Plan Amendments

The resolution respecting the proposed amendment and restatement of the Existing Plan (the “Stock Option Plan Resolution”) must be approved by a majority of the votes cast by the holders of Shares present or represented by proxy at the Meeting.  The text of the Stock Option Plan Resolution is set out below.

Resolution Approving Amendment and Restatement of the Stock Option Plan

The resolution to approve the amendment and restatement of the Existing Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“IT IS RESOLVED THAT:

1.
the proposed amendment and restatement of the Existing Plan limiting the number of shares available for purchase pursuant to Options to no more than 4,921,056, as described in, and attached to, the management information circular dated February 23, 2009, is hereby approved, ratified and confirmed; and

2.
any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

The board of directors of the Company recommends that shareholders vote FOR the forgoing resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR this resolution.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company currently has the following five NEOs: Daniel MacInnis, President and Chief Executive Officer; Frank Hallam, Chief Financial Officer; Gordon Neal, Vice President Corporate Development; Jonathan Rubenstein, non-executive Chairman of the board of directors; and Jody Harris, Corporate Secretary.  While Mr. Rubenstein is not an employee of the Company, as Chairman of the Company he is considered an “executive officer” for purposes of National Instrument 51-102 – Continuous Disclosure Obligations.

B.           Compensation Discussion and Analysis

The Compensation Committee of the Company’s board of directors is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers.  The Compensation Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success.  The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s compensation philosophy is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with shareholders’ interests and with the execution of the Company business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

Aggregate compensation for each NEO is designed to be competitive.  The Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy.  Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to total compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions.  These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors.  Such comparative companies include Silver Standard Resources Inc., Aurizon Mines Ltd., Endeavour Silver Corp. and Bear Creek Mining Corporation.  The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified under the heading “Disclosure of Corporate Governance Practices – Directorships” on page 34 of this Information Circular.  The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2008 financial year, the three basic components of executive officer compensation program were:

•	fixed salary;

•	annual incentives (cash bonus); and

•	option based compensation.

Fixed salary comprises a portion of the total cash-based compensation; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Company’s common shares.

To date, no specific formulae have been developed to assign a specific weighting to each of these components.  Instead, the board considers each performance target and the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the board of directors approve the salary ranges for the NEOs.  The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  Comparative data for the Company’s peer group is also accumulated from a number of external sources including independent consultants.  In 2008, in addition to its own review of available peer group information, the Company engaged independent consultants Roger Gurr & Associates to provide the Compensation Committee with comparative information on executive compensation relative to industry peers.  The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.  The Company’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

During financial year ended December 31, 2008, the Company awarded a 4% increase in base salary to each of Daniel MacInnis, Gordon Neal and Jody Harris in response to the subjective assessment of their respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan.  Awards under the annual incentive plan are made by way of cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. The Compensation Committee and the board of directors approve annual incentives.

The board of directors together with the Compensation Committee set certain individual and corporate performance objectives during the year.  In 2008, the principal objectives included:

•	the discovery of significant new mineralization on one or more of the Company’s properties in Mexico;

•	the advancement of the Juanicipio Project in Mexico with its joint venture partner, Fresnillo plc;

•	completion of SOX 404 certification and receipt of a clean opinion regarding the Company’s internal controls over financial reporting from the Company’s auditors;

•	maintaining compliance with the regulatory and disclosure framework; and

•	increasing investor interest in, and analyst coverage with respect to, the Company.

The success of NEOs in achieving their individual objectives and their contribution to the Company in reaching its overall goals are factors in the determination of their annual bonus.  The Compensation Committee assesses each NEO's performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of the Company that arise on a day to day basis.  This assessment is used by the Compensation Committee in developing its recommendations to the board of directors with respect to the determination of annual bonuses for the NEOs.  Where the Compensation Committee cannot unanimously agree, the matter is referred to the full board for decision.  The board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Compensation and Measurements of Performance

The board of directors approves targeted amounts of annual incentives for each NEO at the beginning of each financial year.  The targeted amounts are determined by the Compensation Committee based on market research prepared by Roger Gurr & Associates and an assessment of compensation levels within the Company’s peer group and are then approved by the board of directors.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the NEO.  The NEO will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the board’s assessment of overall performance.  The determination as to whether a target has been met is ultimately made by the board and the board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

In 2008, each of Daniel MacInnis, Gordon Neal and Jody Harris were eligible for annual incentives of $80,000, $60,000 and $10,000, respectively.  Before paying out the annual incentives, the Compensation Committee and the board of directors considered all annual incentives carefully in light of the harsh economic climate that developed in late 2008 and its impact on the Company's ability to achieve its corporate objectives.  Ultimately, the board determined that annual incentives to each of Daniel MacInnis, and Jody Harris should be paid in full.  The award to Gordon Neal was reduced to $50,000 to reflect the fact that certain individual objectives were not satisfied in 2008.

Compensation in lieu of salary in the amount of $65,000 was paid to CFO Frank Hallam in 2008.  Mr. Hallam is also the CFO of Platinum Group Metals Ltd.  In 2008, the Company paid $135,777 to Platinum Group Metals Ltd. for administrative and accounting services.  This amount did not reflect the work and personal responsibilities undertaken by Mr. Hallam in his capacity as CFO of the Company and as a result, Mr. Hallam was compensated by way of cash compensation in lieu of salary as described above.  The amount of Mr. Hallam’s compensation was determined by the Compensation Committee based on factors including, but not limited to, performance, cost savings compared to hiring a full time CFO and a reasonable level of compensation for Mr. Hallam given the level of professional responsibility associated with the position of CFO of the Company.  If Mr. Hallam continues to undertake the duties of the CFO of the Company, the Company intends to continue compensating Mr. Hallam on a similar basis in 2009.

Long Term Compensation

The Company has a broadly-based employee stock option plan.  The plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Compensation Committee believes that the plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

In 2008, the Compensation Committee adopted a methodology pursuant to which it would base its recommendations to the board of directors with respect to the grant of incentive stock options.  At the direction of the Compensation Committee, an “option matrix” was created whereby option grants to NEOs, directors and employees are determined according to an overall personal ceiling or “eligible total” based on each individual’s position, level of responsibility (including committee responsibilities in the case of directors), the time commitment required of an optionee (in the case of directors and part time employees) and the tenure of the optionee.  In determining eligible totals, the Compensation Committee also considered levels of option grants for similar positions within the Company’s peer group.  Options are scheduled for grant semi-annually, in late December and late June, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period.

Under this methodology, the maximum number of options that may be granted at any one grant to an optionee is 25% of the optionee’s remaining eligible total then available for grant, until such time as 100% of the eligible total is reached, after which no further options are available to such optionee until six months after the exercise or expiry of an option which reduces the optionee’s granted option position below his or her total eligible total.

The following table sets out the eligible total option level and remaining eligible grant for each NEO and director as at the date of this Information Circular:

Name	Position(s)	Eligible Total	Remaining Eligible Total
Daniel MacInnis	CEO, Director	695,000	52,500
Frank Hallam	CFO	595,000	247,187
Gordon Neal	V.P. Corp Dev	450,000	206,281
Jonathan Rubenstein	Non-Exec. Chair., Director	300,000	63,750
Jody Harris	Corp. Sec.	90,000	22,500
R. Michael Jones	Director	300,000	48,750
Eric Carlson	Director	320,000	82,500
Derek White	Director	265,000	53,125
Peter Megaw	Director	230,000	45,000
Richard Colterjohn	Director	245,000	37,500

The implementation of the option matrix was intended to eliminate the subjective elements related to the timing and level of option grants.  The option matrix serves to eliminate the possible perception that the timing of option grants is in any way tied to the level at which the Company’s common shares are trading or that the level of any individual’s option grant is overly influenced by members of management or the board of directors.

All options granted during 2008 were recommended by the Compensation Committee based on the option matrix methodology.  In monitoring or adjusting the option matrix, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the NEOs.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

•	the NEOs and others who are entitled to participate in the stock option plan;

•	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period for each stock option; and

•	the other material terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to and in accordance with the provisions of the employee stock option plan.  Twice yearly, the board of directors conducts meetings in which it reviews and approves grants of options.

Due to the inability of the Company to grant options during trading black-out periods and the fact that the events of the past several months have precipitated the imposition by the Company of trading black-outs, each of the NEOs and directors entered into an option compensation agreement with the Company whereby, if he or she has not been granted the number of options equal to its targeted amount from the date of the agreement to the date of a change of control, he or she will be entitled to receive, in the event of a change of control prior to the ability of the Company to grant such options, a payment of $2.50 multiplied by the number of options that would otherwise have been granted had the Company been able to make its options grants in accordance with the prescribed methodology described above.

The table below sets out the targeted number of options for each of the NEOs.  The target option number increases every six months to reflect additional option grants to which the NEO would be eligible over time.  If the NEO has been granted options that are equal to or in excess of the target option number, the payment referred to above ceases to be payable.

Name	Target Option Number (Jan. 1, 2009 – June 30, 2009)	Target Option Number (July 1, 2009 – Dec. 31, 2009)	Target Option Number (On or after Jan. 1, 2010)
Daniel MacInnis	26,250	39,375	52,500
Frank Hallam	123,594	185,390	247,187
Gordon Neal	103,141	154,711	206,281
Jonathan Rubenstein	31,875	47,813	63,750
Jody Harris	11,250	16,875	22,500

The amount of $2.50 per option provided for in the option compensation agreements was considered by the Compensation Committee and the board of directors to be a reasonable proxy for the value of an option.  The purpose of these provisions is to ensure that the Company’s key employees are not deprived of an important component of their compensation as a result of the inability of the Company to grant options as a result of a black-out period followed by a change of control of the Company.

See the discussion below under “Change of Control/Change of Responsibilities” for more details.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return of the S&P/TSX 300 Index for the five-year period ended December 31, 2008.

[Missing Graphic Reference]

Comparison of Cumulative Total Return (1)

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
MAG Silver Corp.	100.00	44.29	62.35	273.48	634.68	235.21
S&P/TSX 300 Index	100.00	110.96	135.27	154.90	166	107.85

(1)           Assuming an investment of $100 on December 31, 2003.

From January 1, 2006 to December 31, 2008, the share price of the Company has increased by 277.24%, compared to a decrease in the S&P/TSX 300 Index of 20.27% during the corresponding period.  During the period, the aggregate compensation of the CEO, CFO and Vice President Corporate Development increased by 13.6%.  Ms Harris and Mr. Rubenstein did not join the Company until 2007.

D.           Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Option-based awards(1)(4) ($)	Non-Equity incentive plan compensation ($) Annual incentive plans	All other compensa-tion ($)	Total compensation (Salary, Bonus and Option-based awards, including in and out-of-the-money) (4) ($)	Total compensation (not including the value of any Option-based awards) ($)
(a)	(b)	(c)	(e)	(f1)	(h)	(i)	(j)
Daniel MacInnis Chief Executive Officer	2008	298,862(5)	176,658	80,000	Nil	555,520	378,862
	2007	154,128	Nil	50,000	Nil	204,128	204,128
	2006	139,500	580,771	Nil	Nil	720,271	139,500
Frank Hallam Chief Financial Officer	2008	65,000(6)	715,428	50,000(9)	Nil	830,428	115,000
	2007	Nil	Nil	Nil	Nil	Nil	Nil
	2006	Nil	392,731	Nil	Nil	392,731	Nil
Gordon Neal VP Corporate Development	2008	192,509(7)	238,802	50,000	Nil	421,311	182,509
	2007	123,840	Nil	40,000	Nil	163,840	163,840
	2006	113,520	364,056	Nil	Nil	477,576	113,520
Jonathan Rubenstein Chairman (2)	2008	Nil	144,377	N/A	78,000	222,377	78,000
	2007	Nil	925,417	N/A	26,500	951,917	26,500
	2006	Nil	Nil	N/A	Nil	Nil	Nil
Jody Harris Corporate Secretary(3)	2008	98,418(8)	95,283	10,000	Nil	203,701	108,418
	2007	71,591	240,882	3,000	Nil	315,473	74,591
	2006	Nil	Nil	Nil	Nil	Nil	Nil

(1)	The “grant date fair value” has been determined by using the Black-Scholes-Merton model. See discussion below.
(2)
Mr. Rubenstein is the Non-Executive Chairman of the board of directors of the Company and received $78,000 in compensation for acting in his capacity as a director during the year ended December 31, 2008.

(3)	Ms Harris’ employment with the Company commenced on March 26, 2007.
(4)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2008.  Please see the table under “Incentive Plan Awards” for the in-the money value of these options on December 31, 2008.

(5)	This amount includes an annual incentive amount of $80,000 related to 2007 which was not recognized, accrued or paid out until 2008.
(6)	Compensation in lieu of salary in the amount of $65,000 was paid to CFO Frank Hallam in 2008.
(7)	This amount includes an annual incentive amount of $60,000 related to 2007 which was not recognized, accrued or paid out until 2008.
(8)	This amount includes an annual incentive amount of $8,538 related to 2007 which was not recognized, accrued or paid out until 2008.
(9)	This amount represents an annual incentive related to 2007 which was not recognized, accrued or paid out until 2008. Mr. Hallam was not paid an annual incentive in 2008.

The Company has calculated the “grant date fair value” amounts in column (e) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (i) above, which are based in part the grant date fair value amounts set out in column (e) above.  The total compensation listed in column (j) above has been included to reflect the total compensation of each NEO not including the value of any option-based awards.  The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

E.           Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out for each NEO, the incentive stock options (option-based awards) outstanding as at December 31, 2008.  These incentive stock options either vested at the time of grant or were fully vested during the year ended December 31, 2008.  The closing price of the Company’s shares on the TSX on December 31, 2008 was $5.47.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Daniel MacInnis	60,000	1.00	12/1/2010	268,200
	100,000	3.00	2/6/2011	247,000
	90,000	2.46	7/19/2011	270,900
	100,000	5.36	12/14/2011	11,000
	25,000	12.91	2/12/2013	Nil
	17,500	10.01	6/30/2013	Nil
	250,000	1.06	1/12/2010	1,102,500
Frank Hallam	100,000	3.00	2/6/2011	247,000
	75,000	5.36	12/14/2011	8,250
	98,750	12.91	2/12/2013	Nil
	74,063	10.01	6/30/2013	Nil
Gordon Neal	55,000	3.00	2/6/2011	135,850
	55,000	2.46	7/19/2011	165,550
	75,000	5.36	12/14/2011	8,250
	29,250	12.91	2/12/2013	Nil
	29,469	10.01	6/30/2013	Nil
Jonathan Rubenstein	200,000	8.80	2/23/2012	Nil
	15,000	12.91	2/12/2013	Nil
	21,250	10.01	6/30/2013	Nil
Jody Harris	45,000	9.40	3/26/2012	Nil
	15,000	12.91	2/12/2013	Nil
	7,500	10.01	6/30/2013	Nil

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards issued during the year ended December 31, 2008.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Daniel MacInnis	Nil	80,000
Frank Hallam	Nil	50,000	(1)
Gord Neal	Nil	50,000
Jonathan Rubenstein	Nil	Nil
Jody Harris	50,375	10,000

(1)	This amount represents an annual incentive related to 2007 which was not recognized, accrued or paid out until 2008.

With the exception of certain options granted in 2007 to Ms Harris which vested in 2008 (and which are reflected in the table above), the options granted to the NEOs vested at the time of grant.  The exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date.  Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

F.           Employment Agreements

Each of Daniel MacInnis, Gordon Neal and Jody Harris has entered into an employment agreement with the Company (collectively, the “Employment Agreements”), which agreements were amended and restated on October 17, 2008.

In addition to his appointment by the board of directors as the CFO of the Company, Mr. Hallam is also the CFO of Platinum Group Metals Ltd.  Mr. Hallam is not engaged with the Company by way of a formal employment or consulting agreement.  In 2008, the company paid $135,777 to Platinum Group Metals Ltd. for administrative and accounting services.  This amount did not reflect the work and personal responsibilities undertaken by Mr. Hallam in his capacity as CFO of the Company and, as a result, Mr. Hallam was compensated by the Company by way of discretionary cash compensation in lieu of salary.  The amount of Mr. Hallam’s compensation was determined by the Compensation Committee based on factors including, but not limited to, performance, cost savings compared to hiring a full time CFO and a reasonable level of compensation for Mr. Hallam given the level of professional responsibility associated with the position of CFO of the Company.  If Mr. Hallam continues to undertake the duties of CFO of the Company, the Company intends to continue compensating Mr. Hallam on a similar basis in 2009.

The Employment Agreements prescribe the terms of respective employment for each of Messrs. MacInnis and Neal and Ms Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and stock options).  The annual salary of each of Messrs. MacInnis and Neal and Ms Harris and annual compensation in the case of Mr. Hallam are reviewed annually in the manner described in the Compensation Discussion and Analysis.  The payment of bonuses and the granting of stock options, is at the discretion of the board of directors, but is determined in accordance with the methodology described in the Compensation Discussion and Analysis, above.

The Employment Agreements of each of Mr. MacInnis, Mr. Neal and Ms Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice as described below under the heading “Termination and Change of Control Benefits”. Each of Mr. MacInnis, Mr. Neal and Ms Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed under the heading “Termination and Change of Control Benefits” below, each of Mr. MacInnis, Mr. Neal and Ms Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company.  Mr. Hallam has entered into a Change of Control Compensation Agreement with the Company dated October 17, 2008 (the “Hallam Compensation Agreement”) as described below under the heading “Termination and Change of Control Benefits”, whereby Mr. Hallam will become entitled to certain benefits should his employment be terminated within three months of a Change of Control of the Company.

G.           Pension Plan Benefits

The Company does not have a pension plan or a deferred compensation plan.

H.           Termination and Change of Control Benefits

Pursuant to the agreements referred to herein entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or a change in the NEOs responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2008 is set out in the table below and is more fully described in the section that follows.

	Triggering Event
NEO	Resignation or Retirement	Termination Without Cause	Change of Control(1)
Daniel MacInnis	98,238	134,714	550,537
Frank Hallam	–	–	254,493
Gordon Neal	61,042	83,126	321,435
Jonathan Rubenstein	–	–	39,844
Jody Harris	17,490	32,470	113,943

(1)	Includes possible Option Compensation amounts payable upon a change of control as described below in this section.

Resignation or Retirement

Mr. MacInnis, Mr. Neal and Ms Harris are entitled to resign at any time by giving the Company at least 60 days’ prior notice (which the Company may shorten or waive entirely).  In the event a NEO resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which the NEO resigns and the date of termination and the denominator of which is 365.  This payment is required to be made within ten days of the date of the termination of employment.  The resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.

In the event that Mr. MacInnis, Mr. Neal or Ms Harris either retires or dies, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

Termination with or without cause

Upon termination of Mr. MacInnis’, Mr. Neal’s or Ms Harris’ employment for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.  Upon termination without cause, the Company is required to pay to such NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365; and (c) three months of his or her annual base salary.  The Company is required to make this payment within ten days of the termination of employment.

Change of Control/ Change of Responsibilities

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined below).  Because a Change of Control could give rise to the possibility that the employment of an NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. MacInnis’, Mr. Neal’s or Ms Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or is terminated by any one of Mr. MacInnis, Mr. Neal or Ms Harris within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary for the period to and including the date of termination and an amount equal to the lesser of:  (a) two times the sum of the annual base salary of that fiscal year for Mr. MacInnis, or one times the sum of the annual base salary of that fiscal year for Mr. Neal or Ms Harris, plus the greater of (i) the annual bonus paid to such NEO for the most recently completed fiscal year and (ii) an amount equal to the annual bonus paid to such NEO in respect of the fiscal year completed immediately prior to the fiscal year in which the Change of Control occurred (collectively, the “Cash Compensation Amount”); and (b) an amount equal to the result obtained when the Cash Compensation Amount is multiplied by a fraction, the numerator of which is the number of days between the date of termination and the employee’s normal retirement date (which means the date employees are required to retire in accordance with the Company’s practices and policies, and in the absence of such policy, shall mean the date at which the employee attains the age of 65) and the denominator which is 365.

In the event that Mr. Hallam’s role as CFO is terminated by the Company within three months of a Change of Control of the Company (other than for cause, disability, death or retirement) or is terminated by Mr. Hallam within three months of a Change of Control of the Company, the Company is required to pay Mr. Hallam an amount of $100,000 within ten days of the termination.

Mr. Rubenstein, is a party to an Option Compensation Agreement with the Company on the terms described under “Termination and Change of Control Benefits – Directors – Change of Control” below.

Each of Mr. MacInnis, Mr. Hallam, Mr. Neal and Ms Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

As noted above, the Company has established a mechanism pursuant to which it compensates its NEOs in the absence of its ability to grant options during a Company-imposed trading black-out period.  Pursuant to this mechanism, the board of directors has established a target option number for each NEO, which number is increased over time to reflect subsequent option grants to which the NEO would be entitled.  If there is a Change of Control prior to the grant of the target option amounts, each NEO is entitled to a payment, upon the Change of Control, equal to $2.50 multiplied by the difference between the target option number applicable at the time of the change of control and the number of options actually granted.  If the NEO receives option grants that are equal to or greater than the target option number, the entitlement to the cash amount referred to above shall cease.  For more information, see the section entitled “Compensation Discussion and Analysis – Long Term Compensation” above.

For purposes of this section, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the board of directors ceasing to constitute at least a majority of the Company’s board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).

Director – Change of Control

Each director of the Company is a party to an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable.

In addition, as described above under “Compensation Discussion and Analysis – Long Term Compensation”, the Company has established a mechanism pursuant to which it compensates its directors in the absence of its ability to grant options during a self-imposed black-out period.  Pursuant to this mechanism, the target option numbers have been established for each director based upon activity level with the Company and appointments to committees or special engagements for the board, which number is increased over time to reflect subsequent option grants to which the director would be entitled.  The number of target options for each of the non-executive directors is set out in the table below.

Name	Target Option Number (Jan. 1, 2009 – June 30, 2009)	Target Option Number (July 1, 2009 – Dec. 31, 2009)	Target Option Number (On or after Jan. 1, 2010)
Richard Colterjohn	18,750	28,125	37,500
Derek White	26,562	39,844	53,125
Eric Carlson	41,250	61,875	82,500
Peter Megaw	22,500	33,750	45,000
R. Michael Jones	24,375	36,563	48,750

If there is a Change of Control prior to the grant of the target option amounts prescribed above, the director is entitled to a payment, upon the Change of Control, equal to $2.50 multiplied by the difference between the target option number applicable at the time of the change of control and the number of options actually granted.

I.           Director Compensation

The following table describes director compensating for non-executive directors for the year ended December 31, 2008.

Name(1)	Fees earned(2) ($)	Option-based awards(3)(4) ($)	All other compensation ($)	Total compensation (Salary, Bonus and Option-based awards, including in and out-of-the-money) ($)	Total compensation (not including the value of any Option-based awards) ($)
(a)	(b)	(d)	(g)	(h)	(i)
R. Michael Jones	64,250	103,690	Nil	167,940	64,250
Eric Carlson	37,250	143,857	Nil	181,107	37,250
Peter Megaw	22,750	144,897	Nil	167,647	22,750
Derek White	58,750	49,874	Nil	108,624	58,750
Richard Colterjohn	39,750	34,253	Nil	74,003	39,750

(1)	Jonathan Rubenstein, an independent director and the non-executive Chairman of the Company, is not included in the table above as he is a NEO.

(2)
The table outlines the compensation paid for board and committee retainer fees, meeting fees and per diem fees as per the schedule below.  Committee positions for each director are outlined on pages 6 and 7 of this Information Circular.

(3)	The “grant date fair value” has been determined by using the Black-Scholes-Merton model. See discussion below.

(4)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2008.  Please see the table under “Share Based Awards, option-based Awards and Non-Equity Plan Compensation” for the in-the money value of these options on December 31, 2008.

The Company has calculated the “grant date fair value” amounts in column (d) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (h) above, which are based in part the grant date fair value amounts set out in column (d) above.  The total compensation listed in column (i) above has been included to reflect the total compensation of each director not including the value of any option-based awards.  The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Option-based Awards to Directors

The following table sets out for each independent director the incentive stock options (option-based awards) outstanding as of December 31, 2008.  These incentive stock options vested at the time of grant.  The closing price of the Company’s shares on the TSX on December 31, 2008 was $5.47.

Name(1)	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
R. Michael Jones	100,000	1.06	1/24/2010	441,000
	75,000	3.00	2/6/2011	185,250
	50,000	5.36	12/14/2011	5,500
	10,000	12.91	2/12/2013	Nil
	16,250	10.01	6/30/2013	Nil
Eric Carlson	75,000	1.06	1/12/2010	330,750
	75,000	3.00	2/6/2011	185,250
	50,000	5.36	12/14/2011	5,500
	10,000	12.91	2/12/2013	Nil
	27,500	10.01	6/30/2013	Nil
Peter Megaw	100,000	3.00	2/6/2011	247,000
	50,000	5.36	12/14/2011	5,500
	20,000	12.91	2/12/2013	Nil
	15,000	10.01	6/30/2013	Nil
Derek White	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	4,375	10.01	6/30/2013	Nil
Richard Colterjohn	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil

(1)	Jonathan Rubenstein, an independent director and the non-executive Chairman of the Company, is not included in the table above as he is a NEO.

Schedule of Director Fees

The fees payable to the directors of the Company are for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	10,000	1,000 per meeting	Nil
Audit Committee	5,000 (chairman) 1,000 (member)	1,000 per meeting	Nil
Compensation Committee	2,500 (chairman) 1,000 (member)	1,000 per meeting	Nil
Governance & Nomination committee	2,500 (chairman) 1,000 (member)	1,000 per meeting	Nil
Special Committee	20,000 (chairman) 15,000 (member)	1,000 per meeting	1,000/day
Independent Committee	N/A(1)	1,000 per meeting	1,000/day

(1)
Due to the overlap between the Special Committee and the Independent Committee, only a single retainer was paid to members of both Committees.  Accordingly, when the Independent Committee was established, retainer fees were paid only to Richard Colterjohn.  Derek White was paid an additional $5,000 to reflect his position as Chairman of the Independent Committee.

Value Vested or Earned During the Year

Options granted to the independent directors of the Company vest at the time of grant.  Because the exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date, the value of these incentive stock option grants at the time of vesting is nil.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	3,312,407	$6.59	1,603,149
Equity compensation plans not approved by securityholders(1)	N/A	N/A	N/A
Total	3,312,407		1,603,149

(1)
The Existing Plan authorizes options to purchase up to 10% of the issued and outstanding shares of the Company.  The Company intends, subject to the receipt of required shareholder approval, to amend and restate in its entirety the Existing Plan.  Shareholders will be asked to approve this amendment and restatement at the Meeting, as discussed at “Particulars of Other Matters to be Acted Upon - Amendment and Restatement of the Stock Option Plan (2009)”.  If the amendment and restatement to the Existing Plan is approved by the shareholders, the effective date of the amended and restated plan will be March 24, 2009.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s board of directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance.  The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The board of directors of the Company is currently comprised of seven Directors.  The board of directors considers that six of the seven current directors (Messrs. Carlson, Jones, Megaw, Rubenstein, Colterjohn, and White) are independent in accordance with the definition of “independence” set out in National Instrument 52-110, Audit Committees, as it applies to the board of directors.  Dan MacInnis is not considered to be independent by virtue of the fact that he is an executive officer of the Company.  Accordingly, the board considers that a majority of the directors are independent.

Meetings of independent directors are not regularly scheduled but communication among the independent Directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the board.  The board believes that adequate structures and processes are in place to facilitate the functioning of the board with a level of independence from the Company’s management.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the board and presides as such at each meeting.  Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all board matters.

The independent directors of the board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.  When appropriate, the board meets in camera and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting.

While the board of directors believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director.  The board of directors believes that it is not necessary to exclude any non-independent directors from regularly scheduled meetings in the present circumstances.

The board conducts extensive budget reviews with management and regularly updates the budget as a means of monitoring Company and management activities.  The board held a strategic review retreat in 2008 and regularly discusses strategic matters at board meetings.

Directorships

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Daniel MacInnis	• MAX Resources Corp.
Eric Carlson	• Platinum Group Metals Ltd. • West Timmins Mining Inc. • Nextraction Energy Corp. formerly Kruger Capital Corp. • Anthem Ventures Capital Corp. • Anthem Works Ltd.
R. Michael Jones	• Platinum Group Metals Ltd. • West Timmins Mining Inc. • Jerico Explorations Inc. • Nextraction Energy Corp. formerly Kruger Capital Corp.
Peter Megaw	• Candente Resources Corp.
Jonathan Rubenstein	• Troon Ventures Ltd.
Richard Colterjohn	• Centenario Copper Corporation
Derek White	• Oro Silver Resources Limited • Magellan Minerals Ltd. • Laurentian Goldfields Ltd.

Attendance

The Company held 17 board meetings during the financial year ended December 31, 2008. The following table sets out the number of meetings held by the board of directors and committees of the directors for the period commencing January 1, 2008 to and including December 31, 2008 and the attendance record for each of the Company’s seven directors:

Summary of Attendance of Directors at Meetings
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee	Special Committee	Independent Committee
# of meetings held:	17	4	7	2	6	4
Daniel T. MacInnis	17	n/a	n/a	n/a	6	n/a
Peter Megaw	15	n/a	n/a	n/a	n/a	n/a
Richard Colterjohn	13	n/a	n/a	n/a	0(2)	4
Derek White	17	4	n/a	n/a	6	4
Eric Carlson	16	3	6	2	n/a	n/a
R. Michael Jones	16	3	7	2	6	4
Jonathan Rubenstein	17	1(3)	7	2	6	4

(1)	The board of directors meet on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)	Richard Colterjohn was added to the Special Committee effective December 22, 2008.
(3)	Jonathan Rubenstein attended as an alternate for Eric Carlson and R. Michael Jones.

Board Mandate

Although the board of directors does not have a written mandate, it is understood that the board assumes responsibility for stewardship of the Company, oversees all of the operations of the business, supervises management and sets milestones for the Company.  The board may discharge its responsibilities by delegating certain duties to committees of the board.

The board is specifically responsible for:

(a)	the strategic planning of the Company including setting specific milestones towards which management should directs their efforts, the board reviews the strategic plan at each board meeting;

(b)
adopting a strategic planning process that includes the annual consideration and approval of a strategic plan which takes into account the opportunities and risks of the Company’s business and ensuring that mitigation plans are in place to manage and minimize these risks;

(c)
appointing board committees, including the Company’s Audit Committee, the Governance and Nomination Committee (the “Governance and Nomination Committee”) and the Compensation Committee and delegating to those committees any appropriate powers of the board;

(d)	appointing the chief executive officer and other senior management of the Company and, after considering the recommendation of the Compensation Committee, approving their compensation;

(e)
developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.  The board recently established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

(f)
approving all major communications and continuous disclosure for the Company, including annual and quarterly reports and certain press releases with specific review of financial disclosure by the Audit Committee.  The board is also responsible for approving the hiring of a communications manager to oversee all of the Company’s communication and to ensure a consistent and well-delivered message of the Company’s objectives, achievements and results;

(g)
adherence to the recently adopted Timely Disclosure, Confidentiality and Insider Trading Policy (the “Communication Policy”),  pursuant to which four corporate spokespersons have been formally designated.  Under the Communication Policy, all press releases are to circulate to technical staff and all responsible people involved in press release material, this ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff;

(h)
overseeing the policies and procedures implemented by management to ensure the integrity and effectiveness of the Company’s internal control and management information systems.  The board and the Audit Committee consult with the Company’s auditor with respect to these systems.  The Company also completed a process in 2007 to ensure compliance with the new Sarbanes-Oxley regulations in the United States. This process involved the work of a full time senior accounting advisor in consultation with the Company’s auditors. In general, transactions over CDN$50,000 or involving mineral properties require the board’s approval.  Project budgets are brought before the board on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff;

(i)	providing for measures that accommodate feedback from shareholders; and

(j)
performance of general duties from time to time, including reports to shareholders, reviewing composition of the board, review of the board’s mandate, review of the performance of board committees, review of the performance of the board as a whole and as individuals, succession planning and plans and processes for training and monitoring the performance of senior management.

Position Descriptions

The board has not developed written position descriptions for the chair and the chair of each board committee.  However, the board requires each chair, among other things, to ensure: (i) effective functioning of the committee; (ii) responsibilities of the committee are well understood; and (iii) that board functions, delegated to the committees are carried out.  The chair establishes the agenda before each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda.  Each director has the ability to raise subjects that are not on the agenda at any board meeting.  Each of the Compensation Committee, the Audit Committee and Governance and Nomination Committee have a clear written charter from the board which have been filed under the Company’s profile on SEDAR at www.sedar.com.

The board has not developed a written description of the role and responsibilities of the CEO.   The Board and the CEO do establish annual corporate and individual objectives for the CEO to achieve and the CEO is expected to execute his role in keeping with “best practices” and “good corporate governance”.   It is the responsibility of the Compensation Committee to review and approve the objectives that the CEO is responsible for meeting.   The Compensation Committee assesses the CEO’s performance against these objectives.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors are also provided with an orientation binder that contains current and relevant information regarding the role of the board, its committees and its directors, which is regularly updated by the board of directors.  The Governance and Nomination Committee reviews, approves and reports to the board on the orientation process for new directors.

The skills and knowledge of the board of directors as a whole is such that the Governance and Nominating Committee is of the view that a formal continuing education process is not currently required.  By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Governance and Nomination Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. Until such time that an official orientation is implemented, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees of the Company.  As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries.  A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.  The Company’s Governance and Nomination Committee monitors compliance with the Code.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining.  Directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering must abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering do not take part in any board discussion with respect to that contract or transaction.  In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill board vacancies as and when they arise.  A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The board has established a Governance and Nomination Committee which is composed entirely of independent directors. The Governance and Nomination Committee is responsible for making recommendations on: (i) the desired qualifications, demographics, skills and experience for potential directors; (ii) an interview process for potential candidates for board membership, and (iii) a list of future candidates for board membership after taking into account the competencies and skills that the board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the board.

In addition to it nomination function, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation:  (a) all matters relating to the stewardship role of the board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the board to function independently of management.  The Governance and Nomination Committee meets at least once per year.

Compensation

The board has appointed a Compensation Committee composed entirely of independent directors. The Compensation Committee’s primary responsibility is to approve or provide the board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

On an on-going basis, the board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Company’s Compensation Committee reviews and recommends to the board for approval of the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This recommendation includes incentive plan design and other remuneration.

In 2008, the Compensation Committee retained Roger Gurr & Associates to perform an analysis of compensation and employment agreements of executives of peer group companies.

Audit Committee

The Audit Committee is comprised of three independent directors – Eric Carlson, R. Michael Jones and Derek White.  Each member of the Audit Committee is considered to be independent and financially literate in accordance with National Instrument 52-110, Audit Committees (“NI 52-110”).  The Audit Committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110 is contained in the Company’s Annual Information Form dated March 26, 2008 under the heading “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor.  The Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.  The Company’s Annual Information Form for the year ended December 31, 2008 will be available under the Company’s profile on SEDAR at www.sedar.com on or before March 31, 2009.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee, the board has established a Disclosure Committee, a Special Committee and Independent Committee. The Disclosure Committee assists the board in the determination of material information and disclosure procedures for such information.  The Special Committee was formed on October 3, 2008 to consider strategic alternatives for the Company in response to Fresnillo plc's acquisition of 19.83% of the common shares of the Company.  The Independent Committee was formed on December 11, 2008 to oversee the preparation of an independent valuation of the Company commissioned by the Company as required under Multilateral Instrument 61-101 – Takeover Bids and Special Transactions following the December 1, 2008 announcement by Fresnillo plc that it intended to make an offer to the shareholders for all of the outstanding common shares not owned by Fresnillo plc and its affiliates.

Assessments

Previously, the Audit Committee, as part of its annual review, assessed the effectiveness of the board and its independence.  The Audit Committee assessed the adequacy of the information provided, the regular nature of the communication between the board and management and reviewed whether management was following the mandated strategic direction as set out in the board’s direction and management milestones.  In addition, the board assessed the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

The Governance and Nomination Committee is now responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the board and its members and its committees and their charters.  The Governance and Nomination Committee is also responsible for reviewing: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; and (iii) the performance evaluation of the CEO, including performance against corporate objectives.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Except as set out below, Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

Pursuant to the terms of a service agreement between the Company and Platinum Group Metals Ltd., Frank Hallam provides the services of Chief Financial Officer to the Company.  See “Employment Agreements – Frank Hallam” for additional details.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Megaw

Dr. Peter Megaw, of Arizona, USA, became a member of the board of directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company holds an option from Cascabel to earn an interest in the mineral claims of the Cinco de Mayo Property. In 2006, Cascabel was paid US$62,500 and 30,840 common shares of the Company (value $70,932) pursuant to the option agreement for the Adargas Property.  In 2006, Cascabel was paid US$62,500 and 30,840 common shares of the Company (value $70,932) pursuant to the option agreement for the Cinco de Mayo property.  In 2007, Cascabel was paid US$175,000 pursuant to the option agreement for the Cinco de Mayo Property.  In 2008, Cascabel was paid US$250,000 pursuant to the option agreement for the Cinco de Mayo Property and an additional US$225,000 pursuant to a new option agreement for the Salamex Property (the Picucha claims).

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2008, the Company accrued or paid Cascabel and IMDEX Inc. consulting, administration and travel fees totaling $194,590 (2007 - $134,720) and exploration costs totaling $2,504,237 (2007 - $1,312,826) under the Field Services Agreement dated February 1, 2008 between the Cascabel, IMDEX Inc. and the Company.  The Field Services Agreement sets out the professional services to be performed by Cascabel and the remuneration for such services.  Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary.  The Field Services Agreement provides for a right of first refusal granted to the Company by Cascabel for all silver properties in Cascabel’s control, brought to Cascabel or as may be known or offered to Cascabel or its subsidiaries by others.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year.  The Company will file the audited financial statements for the period ended December 31, 2008 and related management discussion and analysis by no later than March 13, 2009 at which time they may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, telephone (604) 630-1399, facsimile (604) 484-4710, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
/s/ “Dan MacInnis”
Daniel MacInnis
President and Chief Executive Officer

A-

SCHEDULE “A”

MAG SILVER CORP.

AMENDED AND RESTATED STOCK OPTION PLAN (2009)

EFFECTIVE DATE:  [MARCH 24, 2009]

Approved by the Board of Directors

on February 22, 2009.

Approved by the

Shareholders on __________________.

Amended and Restated on [March 24, 2009].

ARTICLE 1

PURPOSE OF THE PLAN

The purpose of the Plan is to provide Executives and key Employees of the Company and its Subsidiaries and Consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2

INTERPRETATION

2.1	Definitions

Where used herein, the following terms shall have the following meanings, respectively:

“Associate” means, where used to indicate a relationship with any person:

(a)	any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(b)	any partner, other than a limited partner, of that person;

(c)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(d)
any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

“Blackout Period” means a period during which an Option Holder is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its Executives, Employees, insiders or persons in a “special relationship” (as defined in the Securities Act) with the Company;

“Board” means the board of directors of the Company;

“Business Day” means any day, other than a Saturday or Sunday, on which the principal organized trading facility on which the Shares are listed, which as of the date hereof is the TSX, is open for trading;

“Code” means the Internal Revenue Code of 1986, as amended;

“Committee” shall have the meaning attributed thereto in Section 3.1;

“Company” means MAG Silver Corp. and includes any successor corporation thereof;

“Consultant” means an individual who:

(a)
is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any Subsidiary other than services provided in relation to a “distribution” (as that term is described in the Securities Act);

(b)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined below);

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(d)	has a working relationship to provide services to the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a “Consultant Entity”).

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

“Effective Date” means March 24, 2009 or such later date that this Plan has received the requisite approval of shareholders at a duly called meeting of the shareholders of the Company;

“Eligible Person” means any Executive, Employee or Consultant;

“Employee” means:

(a)
an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

(b)
an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes a corporation wholly-owned by such individual;

“Executive” means an individual who is a director or officer of the Company or a Subsidiary, and includes a corporation wholly-owned by such individual;

“Exercise Period” means the period of time during which an Option granted under this Plan may be exercised;

“Grant Date” means, for any Option, the date specified by the Committee at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

“insider” means:

(a)	an “insider” as that term is defined in the TSX Company Manual; and

(b)	an Associate of any person who is an insider by virtue of paragraph (a) above;

“ISO” or an Incentive Stock Option means an Option granted to a U.S. Option Holder in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

“Market Price” in respect of Shares means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the Business Day immediately preceding the Grant Date;

(b)
if the Shares are listed on more than one organized trading facility, the Market Price as determined in accordance with paragraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)
if the Shares did not trade on the Business Day prior to the Grant Date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed; and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms' length, provided that the Market Price shall in no event be less then the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question;

“NSO” or a Non-Qualified Stock Option means an Option that does not meet the requirements of Code Section 422 and is not an ISO;

“Option” means an option to purchase Shares granted under the Plan;

“Option Document” means an agreement, certificate or other type of form of document or documentation approved by the Committee which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or the Option Holder;

“Option Holder” means a person to whom an Option has been granted;

“Option Price” means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 9.1;

“Parent” means a corporation that owns 50% or more of the total combined voting power of all classes of stock of the Company;

“Plan” means this amended and restated stock option plan, as the same may be further amended and restated, amended or varied from time to time;

“Post-Blackout Period Price” means the Market Price of the Shares on the first Business Day following the date on which the relevant Blackout Period has expired;

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder;

“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder;

“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities;

“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise;

“Shares” means the common shares of the Company or, in the event of an adjustment contemplated by Section 9.1, such other shares or securities to which an Option Holder may be entitled upon the exercise of an Option as a result of such adjustment;

“Subsidiary” means any body corporate which is a “subsidiary” as such term is defined in the Business Corporations Act (British Columbia), as the same may be amended from time to time;

“Termination Date” means:

(a)
in the case of any Option Holder that is an Employee or Executive whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Section 7.2 or 7.3, the date that is designated by the Company or the Subsidiary in an oral or written notice of termination, as the case may be, as the last day of the Option Holder's employment or term of office with the Company or Subsidiary or, in the case of voluntary resignation, the effective date of resignation; provided that “Termination Date” specifically does not mean the date of expiry of any period in respect of which the Company or the Subsidiary, as the case may be, may elect or be required by law to provide pay in lieu of notice to the Option Holder; and

(b)
in the case of a Consultant whose consulting agreement or arrangement with the Company or a Subsidiary, as the case may be, terminates in the circumstances set out in Section 7.4 or 7.5, the date that is designated by the Company or the Subsidiary as the date on which the Option Holder's consulting agreement or arrangement is terminated; provided that “Termination Date” specifically does not mean the date of expiry of any period of notice of termination that the Company or the Subsidiary may be required to provide to the Option Holder under the terms of the consulting agreement or for which the Company or the Subsidiary has elected to provide compensation in lieu of notice;

“TSX” means The Toronto Stock Exchange; and

“TSX Company Manual” means the Company Manual of the TSX, as amended from time to time, including such staff notices of the TSX from time to time which may supplement the same.

2.2	Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms, “this Plan”, “herein”, “hereby”, “hereof” and “hereunder” and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)	references to Articles and Sections are to the specified articles and sections of this Plan;

(d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)
the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)
where the Board has revoked any of the powers conferred on the Committee under this Plan as permitted by Section 3.2, any reference to the Committee shall, where necessary, be deemed to refer to the Board and/or such committee of the Board to which all or any of the powers of the Board have been delegated;

(g)
whenever the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Committee or, if such discretion has been revoked by the Board pursuant to Section 3.2, the Board or such other committee as determined by the Board; and

(h)	unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3

ADMINISTRATION OF THE PLAN

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the compensation committee of the Board (the “Committee”) and the Committee has sole and complete authority, in its discretion, to:

(a)	determine the persons (from among the Eligible Persons) to whom Options may be granted;

(b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Options may be granted;

(ii)	the Option Price;

(iii)	the time or times when each Option becomes exercisable and the duration of the Exercise Period;

(iv)	any additional performance-related or other requirements for the exercise of Options;

(v)	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Committee may determine;

(c)	to determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 9.1;

(d)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(e)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Committee's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons.  The day-to-day administration of this Plan may be delegated to such officers, Employees and agents of the Company or its Subsidiaries as the Committee determines.  The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement this Plan.

3.2	Authority of the Board

The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan.  In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan.  Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

ARTICLE 4

SHARES SUBJECT TO THE PLAN

4.1	Total Number of Shares

Subject to adjustment as provided for herein, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed 4,921,056 common shares of the Company, including any existing Shares subject to outstanding Options as of the Effective Date which were granted prior to the Effective Date of this Plan; provided, however, that the maximum number of Options that may be granted as ISOs shall not exceed 700,000.  If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

4.2	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 5

ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1	Eligible Persons

Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

5.2	General

Subject to the other provisions of this Article 5, the Committee shall determine the number of Shares subject to each Option, the Option Price, the expiry date, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option; provided, however, that if no specific determination is made by the Committee with respect to the expiry date, the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Option Holder.  Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.3.

5.3	Option Price

The Option Price shall in no circumstances be lower than the Market Price of the Shares at the Grant Date.  If the Committee grants Options to an Option Holder during a Blackout Period applicable to such Option Holder, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price of the Shares at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.

5.4	Term of Option

Subject only to Section 5.5, in no event may the term of an Option exceed five years from the Grant Date.

5.5	Extension of Term for Options Expiring During Blackout Periods

Notwithstanding anything else contained herein, if the term of an Option held by an Option Holder expires during or within 10 Business Days of the expiration of an Blackout Period applicable to such Option Holder, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.

5.6	Exercise Period

Options will vest and be exercisable in the manner determined by the Committee and specified in the applicable Option Document.  Once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or at the time of an accelerated vesting.  Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.  Notwithstanding anything else contained herein, Options may not be exercised during a Blackout Period unless the Committee determines otherwise.

The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.

5.7	No Repricing

In no event may outstanding Options granted under this Plan be repriced.

5.8	Additional Limits

Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other Share Compensation Arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period and (ii) issuable to insiders, at any time, exceeding 10% of the issued and outstanding Shares.

5.9	Option Documents

All grants of Options will be evidenced by Option Documents.  Such Option Documents will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct.  By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of this Plan.  In the event of conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

5.10	ISOs

ISOs shall be granted only to an individual who is an Employee of the Company or a Subsidiary or related company and shall be subject to the following special limitations required by Section 422 of the Code, and any contrary provisions of this Plan shall be disregarded:

(a)
Limitation on Amount of Grants.  As to all ISOs granted under the terms of this Plan, to the extent that the aggregate fair market value of the Shares (determined at the time the ISO is granted) with respect to which ISOs are exercisable for the first time by the Option Holder during any calendar year (under this Plan and all other ISO plans of the Company, a related corporation or a predecessor corporation) exceeds US$100,000, such options shall be treated as NSOs.  The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Option Holder or any legatee, personal representative or distributee of an Option Holder or issues regulations changing or eliminating such annual limit.  No such limitation shall apply to NSOs.

(b)
Grants to Ten Percent Shareholders.  ISOs may be granted to a person owning more than 10% of the total combined voting power of all classes of shares of the Company and any Parent or Subsidiary only if (i) the exercise price is at least 110% of the fair market value (determined in accordance with section 422 of the Code) of the stock at the time of grant, and (ii) the option is not exercisable after the expiration of five years from the date of grant.

(c)
Notice of Disposition.  The Committee may require an Option Holder to give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO prior to the expiration of two years after the date of the grant of the option and one year from the date of exercise.

(d)
Shareholder Approval.  No Options granted under this Plan will be considered ISOs unless this Plan has been approved by the shareholders of the Company within twelve months before or after the date such Plan has been adopted by the Committee.

ARTICLE 6

TRANSFERABILITY

6.1	Transferability

An Option is personal to the Option Holder and is non-assignable and non-transferable.  No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void.  During the lifetime of the Option Holder, an Option shall be exercisable only by the Option Holder and, upon the death of an Option Holder, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7.2(b) or 7.4(b), as applicable.

ARTICLE 7

TERMINATION OF EMPLOYMENT OR SERVICES; DEATH AND DISABILITY

7.1	General

An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 7.2, 7.3 and 7.4.

7.2	Termination of Employment or Term of Office

If, before the expiry of an Option in accordance with its terms, the employment or term of office of an Option Holder that is an Employee or Executive terminates for any reason whatsoever other than termination by the Company or the Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), but including (i) the termination by the Company or Subsidiary without cause; or (ii) the voluntary resignation by the Option Holder; or (iii) the termination of employment or term of office by reason of the death or Disability of the Option Holder, the Options held by such former Employee or Executive that are exercisable at the Termination Date continue to be exercisable by the Option Holder as follows:

(a)
if the Option Holder is alive, (i) in the case of a former Executive, by the Option Holder at any time during the 90-day period immediately following the Termination Date, and (ii) in the case of a former Employee, by the Option Holder at any time during the 30-day period immediately following the Termination Date, but in each case, in no event beyond the expiration date of such Options and only to the extent that such Options were vested and exercisable as of the Termination Date; or

(b)
if the Option Holder is deceased, by the legal representative(s) of the estate of the Option Holder at any time during the six-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Option Holder's employment or term of office ceases as a result of the Disability of such Option Holder, by the Option Holder or his or her legal representative(s) at any time during the six-month period immediately following the Termination Date, but only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above.  Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.3	Termination of Employment or Term of Office for Cause

Where, in the case of an Option Holder that is an Employee or Executive, an Option Holder's employment or term of office is terminated by the Company or any Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), then any Options held by the Option Holder, whether or not exercisable at the Termination Date, shall expire and be cancelled on the date that is 30 days following the Termination Date  Notwithstanding the foregoing, the Committee shall have the discretion to extend such 30-day period.

7.4	Termination of Consulting Services

If, before the expiry of any Option in accordance with the terms hereof, a Consultant's agreement or arrangement terminates by reason of: (i) termination by the Company or any of its Subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant in accordance with the terms of the consulting agreement or arrangement; or (iii) the death or permanent disability of the Consultant, the Options held by the Consultant that are exercisable at the Termination Date continue to be exercisable by the Consultant as follows:

(a)
if the Consultant is alive, by the Consultant at any time during the 30-day period immediately following the Termination Date, but only to the extent such Options were vested and exercisable as of the Termination Date; or

(b)
if the Consultant is deceased, by the legal representative(s) of the estate of the Consultant Option Holder at any time during the six-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Consultant's agreement terminates or arrangement ceases as a result of the Disability of such Consultant, by the Consultant or his or her legal representative(s) at any time during the six-month period immediately following the Termination Date, but only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above.  Unless otherwise determined by the Committee in its discretion, any Options held by the Consultant that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.5	Termination of Consulting for Cause

Where, in the case of a Consultant Option Holder, the Option Holder's consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Option Holder's consulting agreement or arrangement and as determined by the Committee in its discretion), then any Options held by the Consultant Option Holder, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such Termination Date at a time determined by the Committee in its discretion.

7.6	Change of Employment or Services

Options shall not be affected by any change of employment or consulting arrangement within or among the Company or any one or more Subsidiaries or by an Option Holder ceasing to be an Employee, Executive or Consultant for so long as the Option Holder continues to be any of an Employee, Executive or Consultant; provided, however, that subject to Section 422 of the Code, such change may affect ISOs granted hereunder.

7.7	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Option Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 8

EXERCISE OF OPTIONS

8.1	Exercise of Options

Subject to the provisions of the Plan and the provisions of the applicable Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased.  Payment shall be made by certified cheque or by such other means as is acceptable to the Chief Executive Officer or the Chief Financial Officer of the Company.  Upon actual receipt by the Company of such notice and of a certified cheque for, or other acceptable payment of, the aggregate Option Price, the number of Shares in respect of which the Option is exercised will within a reasonable period of time be duly issued as fully paid and non-assessable and the Option Holder exercising the Option, or such nominee as the Option Holder shall direct, shall be registered on the books of the Company as the holder of the number of Shares so issued.

8.2	Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or in any Option Document, the Company's obligation to issue Shares to an Option Holder or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualifications of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)
the receipt from the Option Holder or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of any Regulatory Rule.

In connection with the foregoing, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with any Regulatory Rules and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8.3	Unvested Options

Except as expressly provided herein, no unvested Options may be exercised.

8.4	Taxes

Upon the exercise of an Option, the Option Holder shall make arrangements satisfactory to the Company regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option.  In addition, if the Company or any of its Subsidiaries shall be required to withhold any amounts by reason of any federal, provincial, state, local or other tax rules or regulations in respect of the issuance or delivery of Shares to the Option Holder, the Company or the Subsidiary shall deduct and withhold such amount or amounts from any payment made by the Company or the Subsidiary to such Option Holder, whether or not such payment is made pursuant to this Plan.  The Company shall also have the right to satisfy any such withholding tax liability by retaining, disposing of or acquiring any Shares that otherwise would have been issued or delivered to such Option Holder hereunder.

ARTICLE 9

ADJUSTMENTS

9.1	Adjustments

Subject to any necessary Regulatory Approvals, appropriate adjustments in the number of Shares subject to this Plan, and as regards Options granted or to be granted, in the number of Shares which are subject to Options and in the Option Price, shall be made by the Committee in its discretion to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation or reclassification of the Shares, the payment of any stock dividend by the Company (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company.  The Committee's determination of such adjustments shall be final, binding and conclusive for all purposes.

ARTICLE 10

APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company or by a majority of votes cast by disinterested shareholders at a meeting of shareholders of the Company.  Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

10.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals and Section 10.3, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would, in the discretion of the Committee:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)	materially increase the obligations of an Option Holder;

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment.  For greater certainty, the rights and obligations under any Options that were granted prior to the Effective Date or any unexercised portion thereof shall not be adversely affected by the amended and restated Plan or any amendment thereto.

10.3	Amendments by Committee and Amendments Requiring Shareholder Approval

(a) Subject to Section 10.2, the Committee may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company.  Examples of the types of amendments that are not material that the Committee is entitled to make without shareholder approval include, without limitation, the following:

(i)	ensuring continuing compliance with any Regulatory Rule;

(ii)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(iii)	a change to provisions on transferability of Options for normal estate settlement purposes;

(iv)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(v)
changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion;

(vi)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(vii)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve; and

(viii)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

(b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation to the foregoing, in addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for the following matters, to the extent required by Regulatory Rules:

(i)	any amendment to the provisions of this Section 10.3 which is not an amendment within the nature of Section 10.3(a)(i) or Section 10.3(a)(ii);

(ii)	any increase in the maximum number of Shares issuable under the Plan (other than pursuant to Section 9.1);

(iii)	any reduction in the Option Price or extension of the period during which an Option may be exercised;

(iv)	any amendments to Section 5.7 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option; and

(vi)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided that, in the case of an amendment referred to in Section 10.3(b)(iii), insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

(c) For the purposes of this Section 10.3, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Option Holder ceases to be an Employee, Executive or Consultant.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1	No Shareholder Rights

           An Option Holder shall not have, and nothing in this Plan or any Option shall confer on any Option Holder, any of the rights and privileges of a shareholder, a potential shareholder, or a stakeholder of the Company, whether under common law, equitable principles, statutory provisions or otherwise, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares in respect of which the Option is being exercised) and the Company has issued such Shares to the Option Holder.

11.2	No Additional Rights Offered

Participation in this Plan is entirely voluntary and not obligatory and nothing in this Plan or any Option shall confer on any Option Holder that is an Employee any right to continue in the employ of the Company or any of its Subsidiaries or affect in any way the right of the Company or any such Subsidiary to terminate his or her employment at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of any Option Holder beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its Subsidiaries or any present or future retirement policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any of its Subsidiaries.

Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or the Subsidiary to extend the time for the provision of services beyond the time specified in the contract with the Company or such Subsidiary.

11.3	Governing Law

This Plan and all Option Documents entered into pursuant to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Any questions and requests for assistance may be directed to the Information Agent:

[Missing Graphic Reference]

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-851-4179

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272